FILE No.
82-4990

MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR
5-1, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-6529, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM



護士事務所 〒100-6529
東京都千代田区丸の内一丁目5番1号新丸の内ビルディング29階

May 1, 2008



SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report Release for the Fiscal Year ended March 31, 2008

2. Notice Regarding Stock Split and Adoption of the Trading Lot System (press release)

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

tk-76262 v45

(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2008

April 28, 2008

East Japan Railway Company

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Code Number: 9020
Representative: Satoshi Seino
President and CEO
Contact Person: Osamu Kawanobe
Director of Public
Relations Department

(URL: http://www.jreast.co.jp/)

Tel.: (03)5334-1300

Scheduled Date of Ordinary General Meeting of Shareholders: June 24, 2008
Scheduled Date of Filing of Annual Securities Report: June 24, 2008

Scheduled Date of Dividend Payment Commencement: June 25, 2008

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2007 through March 31, 2008)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥2,703,563 million 1.7%	¥445,159 million 4.0%	¥336,573 million 12.2%	¥189,672 million 7.8%
Year ended March 31, 2007	¥2,657,345 million 2.5%	¥428,097 million 8.1%	¥300,051 million 9.2%	¥175,870 million 11.6%

	Earnings per Share	Earnings per Share (fully diluted)	Return on Average Equity	Ratio of Ordinary Income to Average Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2008	¥47,463.57	–	12.3%	4.8%	16.5%
Year ended March 31, 2007	¥44,007.94	–	12.4%	4.4%	16.1%

(Note)

Investment profit and loss in equity method:

Year ended March 31, 2008 ¥90 million
Year ended March 31, 2007 ¥(1,978) million

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At March 31, 2008	¥6,942,002 million	¥1,622,005 million	23.0%	¥399,482.72
At March 31, 2007	¥6,968,031 million	¥1,513,104 million	21.4%	¥372,492.84

(Note) Shareholders' Equity

At March 31, 2008: ¥1,596,398 million
At March 31, 2007: ¥1,488,553 million

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2008	¥475,600 million	¥(400,789) million	¥(80,407) million	¥82,058 million
Year ended March 31, 2007	¥541,850 million	¥(348,799) million	¥(172,027) million	¥86,980 million

2. Dividends

	Dividends per Share			Total Dividends (Annual)	Dividend Pay-out Ratio (Consolidated)	Dividend-to-Net Asset Ratio (Consolidated)
Reference Date	Interim	Year-end	Total Annual			
Year ended March 31, 2007	¥4,500.00	¥4,500.00	¥9,000.00	¥35,972 million	20.5%	2.5%
Year ended March 31, 2008	¥5,000.00	¥5,000.00	¥10,000.00	¥39,969 million	21.1%	2.6%
Year ending March 31, 2009 (Forecast)	¥5,500.00	¥5,500.00	¥11,000.00		22.3%	

Figures for dividends per share and dividend pay-out ratio (consolidated) for the year ending March 31, 2009 (forecast) do not reflect the stock split announced today. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Fist six months	¥1,365,000 million 2.3%	¥258,000 million (0.5)%	¥201,000 million (0.0)%	¥117,000 million 4.0%	¥29,278.09
Annual	¥2,753,000 million 1.8%	¥456,000 million 2.4%	¥343,000 million 1.9%	¥197,000 million 3.9%	¥49,297.29

Figures for earnings per share for the forecast of consolidated business results (April 1, 2008 through March 31, 2009) do not reflect the stock split announced today. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

4. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): Not applicable

(2) Changes to accounting policies and procedures, and methods of representation concerning preparation of consolidated financial statements:
- (i) Changes due to amendment to accounting standards: Applicable
- (ii) Changes other than (i): Not applicable

(3) Number of outstanding shares (common stock)
- (i) Total outstanding shares as of the end of each fiscal year (including treasury stock):
  - At March 31, 2008: 4,000,000
  - At March 31, 2007: 4,000,000
- (ii) Total number of treasury stock as of the end of each fiscal year:
  - At March 31, 2008: 3,837
  - At March 31, 2007: 3,806

(Reference) Outline of the Non-Consolidated Financial Statements

1. Non-Consolidated Business Results (April 1, 2007 through March 31, 2008)

(1) Non-Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥1,979,851 million 2.1%	¥372,613 million 2.7%	¥264,117 million 11.0%	¥163,174 million 5.8%
Year ended March 31, 2007	¥1,940,031 million 1.3%	¥362,715 million 5.9%	¥237,970 million 7.8%	¥154,190 million 18.1%

	Earnings per Share	Earnings per Share (fully diluted)
Year ended March 31, 2008	¥40,824.85	–
Year ended March 31, 2007	¥38,576.70	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At March 31, 2008	¥6,496,064 million	¥1,438,037 million	22.1%	¥359,785.78
At March 31, 2007	¥6,525,704 million	¥1,354,026 million	20.7%	¥338,764.05

(Note) Shareholders' Equity

At March 31, 2008: ¥1,438,037 million

At March 31, 2007: ¥1,354,026 million

2. Forecast of Non-Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Fist six months	¥1,002,000 million 1.3%	¥229,000 million 1.0%	¥172,000 million 2.2%	¥105,000 million 6.3%	¥26,270.18
Annual	¥2,005,000 million 1.3%	¥385,000 million 3.3%	¥273,000 million 3.4%	¥168,000 million 3.0%	¥42,032.28

Figures for earnings per share for the forecast of non-consolidated business results (April 1, 2008 through March 31, 2009) do not reflect the stock split announced today. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

(Reference) Forecast of Business Results and Dividends Reflecting Stock Split

In accordance with its announcement on April 28, 2008, JR East plans to implement a stock split at a ratio of 100 shares for each share of common stock with an effective date one day before the date on which the "Law Amending the Partial Revision of the Commercial Code Concerning Transfer of Bonds for Rationalization of Settlements Related to Trade such as Shares (Law No. 88 of 2004)" takes effect. If the said stock split had been implemented at the beginning of the period, forecast of business results and dividends for fiscal 2009 would be as follows.

1. Forecast of Business Results (April 1, 2008 through March 31, 2009)

		Earnings per Share
Consolidated	Fist six months	¥292.78
	Annual	¥492.97
Non-consolidated	Fist six months	¥262.70
	Annual	¥420.32

2. Forecast of Dividends (April 1, 2008 through March 31, 2009)

	Dividends per Share			Dividend Pay-out Ratio (Consolidated)
Reference Date	Interim	Year-end	Total Annual	
Year ending March 31, 2009	¥55.00	¥55.00	¥110.00	22.3%

tk-278378 v1


EAST JAPAN RAILWAY COMPANY
JR-EAST





Notice Regarding Stock Split and Adoption of the Trading Lot System

East Japan Railway Company

April 28, 2008

In a meeting on April 28, 2008, the Board of Directors voted to carry out a stock split and adopt the trading lot system in order to clear up the situation of odd lot shares in conjunction with the transition to the stock transfer system (the electronic share certificate system) that is scheduled to take place in January 2009. Notice is given accordingly, as specified in the following.

The stock split and adoption of the trading lot system are contingent upon the proposed amendment to the Articles of Incorporation being approved by the 21st Regular General Meeting of Shareholders, which is scheduled to be held on June 24, 2008.

I. Purpose

With enactment of the Law Amending the Partial Revision of the Commercial Code Concerning Transfer of Bonds for Rationalization of Settlements Related to Trade such as Shares (Law No. 88 of 2004, hereafter referred to as the Settlement Rationalization Law), which is scheduled to take effect in January 2009, a transition will be made to the stock transfer system (the electronic share certificate system). In order to clear up the situation of odd lot shares, which are not handled by this system, a stock split will be carried out and the trading lot system will be adopted.

No substantive change in investment units will take place in conjunction with this stock split and adoption of the trading lot system.

II. Stock Split

1. Overview of the Stock Split

(1) Method of Split

The date two days before the Settlement Rationalization Law goes into effect will be taken as the reference date. The shares belonging to shareholders who are recorded or registered in the final register of shareholders and in the substantial shareholders list as of that date (including the holders of odd lot shares recorded or registered in the final register of odd lot shares on that date) will be split at a ratio of 100 shares for each share.

(2) Increase in the Number of Shares Due to the Split

Total number of JR East shares issued before the split	:	4,000,000 shares
Increased number of shares due to the current split	:	396,000,000 shares
Total number of JR East shares issued after the split	:	400,000,000 shares
Authorized number of shares after the split	:	1,600,000,000 shares

2. Schedule for Stock Split

• Reference date : Two days before the Settlement Rationalization Law goes into effect

- Effective date : One day before the Settlement Rationalization Law goes into effect

Note: If the date the Settlement Rationalization Law goes into effect is Monday, January 5, 2009, which is the target date for implementation in business, then the reference date will be Saturday, January 3, 2009, and the effective date will be Sunday, January 4, 2009. In this case, trading in JR East shares on the Tokyo Stock Exchange, the Osaka Stock Exchange, and the Nagoya Stock Exchange will be suspended from Thursday, December 25, 2008, to Tuesday, December 30, 2008.

III. Adoption of the Trading Lot System

1. Newly Established Number of Shares Per Trading Lot

Given that section II (Stock Split) takes effect, the trading lot system will be adopted the day before the date on which the Settlement Rationalization Law takes effect. The trading lot will be 100 shares.

2. Schedule

- Effective date : One day before the Settlement Rationalization Law goes into effect

Note: If the date the Settlement Rationalization Law goes into effect is Monday, January 5, 2009, which is the target date for implementation in business, then the effective date will be Sunday, January 4, 2009.

IV. Amendment of the Articles of Incorporation

The specific content of the proposed amendment to the Articles of Incorporation concerning the stock split and the adoption of the trading lot system that will be presented to the 21st Regular General Meeting of Shareholders, which is scheduled to be held on June 24, 2008, is slated to be decided together with the content of other resolutions for the shareholders at the Board of Directors meeting scheduled to take place in mid-May 2008.

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